Exhibit 3.1

AMENDMENT NO. 1 TO THE

EIGHTH AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT OF
PLAINS AAP, L.P.

This Amendment No. 1 (this “Amendment”) to the Eighth Amended and Restated Limited Partnership Agreement of Plains AAP, L.P., a Delaware limited partnership (the “Company”), dated as of November 15, 2016 (the “LP Agreement”), is made and entered into as of September 26, 2018.  Capitalized terms used but not defined herein shall have the meaning given such terms in the LP Agreement.

WHEREAS, Section 11.2(a) of the LP Agreement provides that, except as otherwise expressly provided, the LP Agreement may not be amended, modified, superseded or restated without the approval of the General Partner, subject to specified exceptions requiring the approval of certain Partners;

WHEREAS, the changes contemplated by this Amendment do not require separate approval beyond that of the General Partner; and

WHEREAS, the Board of Directors of Holdings GP, acting on behalf of the General Partner, has approved this Amendment;

NOW, THEREFORE, pursuant to Section 11.2(a) of the Agreement, the Agreement is hereby amended as follows:

Section 1.                                          The definition of Permitted Transfer in Article 1 of the LP Agreement is hereby amended and restated to read as follows:

“Permitted Transfer” shall mean:

(a)                                 with respect to a Partnership Group Interest, a Transfer by any Partner who is a natural person to (i) such Partner’s spouse, children (including legally adopted children and stepchildren), spouses of children or grandchildren or spouses of grandchildren; (ii) a trust for the benefit of the Partner and/or any of the Persons described in clause (i); or (iii) a limited partnership or limited liability company whose sole partners or members, as the case may be, are the Partner and/or any of the Persons described in clause (i) or clause (ii); provided, that in any of clauses (i), (ii) or (iii), the Partner transferring such Partnership Group Interest retains exclusive power to exercise all rights under this Agreement;

(b)                                 a Transfer of a Partnership Group Interest by any Partner to the Partnership;

(c)                                  with respect to a Partnership Group Interest, a Transfer by a Partner to any Affiliate of such Partner; provided, however, that such transfer shall be a Permitted Transfer only so long as such Partnership Group Interest or is held by such Affiliate or is otherwise transferred in another Permitted Transfer;

(d)                                 with respect to Class B Units, a Transfer permitted under the applicable Class B Restricted Unit Agreement and any Transfer of Vested Units in accordance with applicable securities laws;

(e)                                  with respect to a Partnership Group Interest, (i) a Transfer by either of EMG or Kayne Anderson to one of its members or partners, as applicable or (ii) a Transfer by a Partner that has been approved by the Board and is being made in order to facilitate a bona fide charitable contribution or estate planning transaction; provided, in each case that such transferee agrees as a condition to such Transfer to effect, and actually effects, a substantially concurrent Exchange of such Partnership Group Interest;

(f)                                   a Transfer by PAGP of Class A Units to an Affiliate of PAGP;

(g)                                  a Transfer by PAA Management, L.P. of Partnership Group Interests to its partners or a Transfer by PAA Management, LLC of Partnership Group Interests to its members, in each case, pursuant to a voluntary dissolution and winding up process;

(h)                                 a Transfer by a De Minimis Qualifying Partner of all or any portion of such De Minimis Qualifying Partner’s Partnership Group Interest to (i) in the case of a De Minimis Qualifying Partner who is a natural person, the individuals and entities described in clauses (a)(i)-(iii) immediately above (it being understood that the term “spouse” shall include an ex-spouse if such Transfer is being made in connection with a divorce proceeding or settlement), and (ii) in the case of a De Minimis Qualifying Partner who is not a natural person, a Person who is a beneficial owner of such De Minimis Qualifying Partner and who is receiving such Transfer in respect of such beneficial ownership interest; provided, in each case, that such Transfer has been approved by the Board (as used herein, the term “De Minimis Qualifying Partner” shall mean any Partner that is a natural person and any Partner that is not a natural person who owns less than 0.50% of the total number of issued and outstanding Partnership Group Interests at such time); and

(i)                                     a Transfer in accordance with the provisions of Section 7.8, Section 7.9, Section 7.10 or Section 7.11;

provided, however, that no Permitted Transfer shall be effective unless and until the transferee of the Partnership Group Interest or Class B Units so Transferred complies with Section 7.1(b).  Except in the case of a Permitted Transfer pursuant to clause (a) and (b) above, and subject to compliance with Section 7.3, a Permitted Transferee of the Partnership Group Interest or Class B Units subject to a Permitted Transfer shall become a substitute Limited Partner as described in Section 7.4. No Permitted Transfer shall conflict with or result in any violation of any judgment, order, decree, statute, law, ordinance, rule or regulation or require the Partnership, if not currently subject, to become subject, or if currently subject, to become subject to a greater extent, to any statute, law, ordinance, rule or regulation, excluding matters of a ministerial nature that are not materially burdensome to the Partnership.

Section 2.                                          Except as hereby amended, the LP Agreement shall remain in full force and effect.

Section 3.                                          This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

Section 4.                                          If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

IN WITNESS WHEREOF, this Amendment has been executed by the General Partner as of September 26, 2018.

PLAINS ALL AMERICAN GP LLC

By:	/s/ Richard K. McGee
Name:	Richard K. McGee
Title:	Executive Vice President